SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2024

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Eletronorte and CGT Eletrosul Debentures Settlement

Rio de Janeiro, May 02, 2024, Centrais Elétricas Brasileiras S/A – Eletrobras informs, in addition to the relevant facts disclosed on March 27 and April 22, 2024, that, on April 30, 2024, the settlement took place: (i) by Centrais Elétricas do Norte do Brasil S.A., of the public offering of its 5th issuance of simple debentures, non-convertible shares, of the unsecured type, with an additional fiduciary guarantee from Eletrobras, in a single series, in the total amount of R$ 1,000,000,000.00; and (ii) by Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil, the public offering of its 5th issuance of simple debentures, non-convertible shares, of the unsecured type, with an additional fiduciary guarantee from Eletrobras, in a single series, in the total amount of R$ 500,000,000.00. Both offerings were subject to public distribution, under the rite of automatic registration, intended exclusively for professional investors.

Within the scope of both issuances, Eletrobras assumed the role of guarantor and primary payer, with the express waiver of certain benefits of order, rights and exemption faculties of any nature, being responsible for the full and timely fulfillment of all main and ancillary obligations assumed by the issuers.

The table below presents a summary containing the final conditions obtained and the allocation of the debentures:

Enterprise	Eletronorte	CGT Eletross
Series	Only	Only
Kin	Incentivized debentures	Incentivized debentures
Maturity	04/15/2031	04/15/2031
Final Rate	IPCA + 6.3423%	IPCA + 6.3423%
Amount Allocated (R$)	R$ 1,000,000,000.00	R$ 500,000,000.00

More information on the issuances of the Eletrobras subsidiaries subject to this relevant fact is available in the minutes of the meeting of the Company's Board of Directors held on March 27, 2024 and in the offering documents, which are filed at the Company's headquarters and available on the websites of the CVM (www.cvm.gov.br) and the Company (https://ri.eletrobras.com).

Eduardo Haiama

Vice President of Finance and Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 02, 2024

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.